UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Printware, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

742580–10–3

(CUSIP Number)

Robert T. Montague

Robins, Kaplan, Miller & Ciresi L.L.P.

800 LaSalle Avenue, Suite 2800

Minneapolis, MN 55402

612–349–8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 1, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 742580–10–3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pyramid Trading Limited Partnership 36–3723624

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ x ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 482,600 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 482,600 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 482,600 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 14.6%

14.	Type of Reporting Person (See Instructions) BD, PN, IV

CUSIP No. 742580–10–3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oakmont Investments, LLC 36–3996171

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ x ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 482,600 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 482,600 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 482,600 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 14.6%

14.	Type of Reporting Person (See Instructions) CO, IV

CUSIP No. 742580–10–3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel Asher

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ x ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares

	8.	Shared Voting Power 482,600 shares

	9.	Sole Dispositive Power 0 shares

	10.	Shared Dispositive Power 482,600 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 482,600 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 14.6%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 742580–10–3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gary Kohler

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ x ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,500 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 7,500 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 0.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 742580–10–3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Andrew Redleaf

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ x ]
	(b)	[ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 108,300 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 108,300 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 108,300 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 3.3%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 5 (“Amendment No. 5”) amends the Statement on Schedule 13D (the “Schedule 13D”) filed on December 29, 1999, as amended by Amendment No. 1 filed January 25, 2000 (“Amendment No. 1”) and as further amended by Amendment No. 2 filed February 17, 2000 (“Amendment No. 2”) and Amendment No. 3 filed March 31, 2000 (“Amendment No. 3”) and Amendment No. 4 filed November 20, 2001 (“Amendment No. 4”) by Pyramid Trading Limited Partnership (“PT”), Oakmont Investments, LLC (“OI”), Daniel Asher (“DA”), Gary Kohler (“GK”) and Andrew Redleaf (“AR”) (collectively the “Reporting Persons”) with respect to their beneficial ownership of common stock, without par value (the “Common Stock”) of Printware, Inc. (the “Company”). Capitalized terms used herein and not defined have the meanings ascribed thereto in the Schedule 13D.  Items 5 and 7 of Schedule 13D, Amendment No. 4 are amended in their entirety herewith to read as follows.

Item 5.	Interest in Securities of the Issuer
(a)

As of February 28, 2002, the Reporting Persons beneficially owned the amounts of Common Stock respectively set forth below. The percentage set forth below represents the percentage of the outstanding shares of Common Stock based on 3,302,206 shares outstanding as of February 15, 2002 as set forth in the Company’s Form 10-KSB for the fiscal year ended December 31, 2001.

Reporting	Shares of	Percent of	Shared or Sole
Person	Common Stock	Outstanding Common Stock	Power to Vote
PT, OI, DA	482,600	14.6%	Shared among PT, OI, DA
GK	7,500	0.2%	Sole
AR	108,300	3.3%	Sole

As of February 28, 2002, the Reporting Persons beneficially owned an aggregate of 598,400 shares of Common Stock.
(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.
(c)

The information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty (60) days is set forth in Appendix A hereto and incorporated herein by reference. All of the transactions were open market transactions.

Item 7.	Material to Be Filed as Exhibits
1.	Agreement dated as of March 15, 2002 by and among the signatories of this Amendment No. 5 to Schedule 13D with respect to its filing.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 2002

PYRAMID TRADING LIMITED PARTNERSHIP
BY OAKMONT INVESTMENTS, LLC ITS GENERAL PARTNER

BY	/s/ Daniel Asher
Daniel Asher, Manager, Oakmont Investments, LLC

OAKMONT INVESTMENTS, LLC

BY	/s/ Daniel Asher
Daniel Asher, Manager

/s/ Daniel Asher
DANIEL ASHER

/s/ Gary Kohler
GARY KOHLER

/s/ Andrew Redleaf
ANDREW REDLEAF

APPENDIX A

Transactions By the Reporting Persons in Printware, Inc. Common Stock During the Past 60 Days

Reporting
Person	Date	# of Shares Bought	Price Per Share ($)	Total Cost ($)*
PT	01/04/02	500	2.35	1,175.00
PT	01/24/02	4,000	2.70	10,800.00
PT	02/01/02	500	2.94	1,470.00
PT	02/01/02	11,500	2.95	33,925.00
PT	02/04/02	6,000	2.90	17,400.00
PT	02/05/02	1,300	2.90	3,770.00
PT	02/11/02	2,000	2.85	5,700.00

*Commissions not included.